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                            July 27, 2020

       Berge Abajian
       Chief Executive Officer
       Bergio International, Inc.
       12 Daniel Road E
       Fairfield, NJ 07007

                                                        Re: Bergio
International, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 22, 2020
                                                            File No. 333-240007

       Dear Mr. Abajian:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sergio
Chinos, Staff Attorney, at (202) 551-7844 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Manufacturing
       cc:                                              Matheau J. W. Stout